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EASTMAIN

NEWS RELEASE

Eastmain-Noranda JV
MegaTEM Drilling update

Trading Symbol: ER – The Toronto Stock Exchange **May 10, 2005**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that drilling has resumed at its MegaTEM project, a joint venture with Noranda Inc. After a brief hiatus to convert the diamond drill from a tractor-based rig to a helicopter-supported operation, the program continues to test top-priority airborne targets. The MegaTEM project area lies within the Abitibi belt, a greenstone belt considered to be one of the most prolific mineral districts in the world.

Fourteen of 30 initial targets for a total of 2,906 metres have been drilled. 193 split core samples were selected for assay and 85 samples have been taken for lithogeochemical analysis. 13 of the 14 holes drilled confirm a sulphide source for the geophysical anomaly tested. Down-hole (PEM) geophysical surveys have also been completed for each of these holes. The down-hole surveys provide additional information needed to further evaluate each MegaTEM anomaly tested with respect to a potential sulphide source. Assay data is pending.

Designed to search for VMS Cu-Zn-Ag, Ni-Cu PGE and gold deposits in covered terrain, Fugro's MegaTEM aerial surveys detected over 225 isolated geophysical anomalies within the 2,660 km^2 survey area. The JV partners staked 1,076 claim units covering 185 km^2 over the top-priority targets. Noranda Inc. geophysicists selected an initial 46 priority targets for detailed ground or airborne follow-up. Ground geophysical surveys were completed on 20 targets while 24 targets were assessed using Geotech's Dream Catcher airborne electromagnetic surveys.

The region is host to both gold and base metal producing mines and is within 200 kms of existing Noranda Inc. operations, thereby enabling the JV participants to realize inherent synergies and benefit from infrastructure already in place.

The JV partners have budgeted $1.28 Million in exploration for the MegaTEM project. Mr. Alan Huard, P. Geo, Senior Project Geologist, Noranda Inc. is the qualified person supervising the project.

Noranda Inc. is a leading international mining and metals company; is one of the world's leading producers of zinc and nickel; and is a significant producer of primary and fabricated aluminum, copper, lead, sulphuric acid, gold, silver, and cobalt. Noranda Inc. is also a major recycler of secondary copper, nickel, and precious metals

Eastmain has budgeted a minimum $3 Million for gold and base metal exploration in Ontario and Québec for the year 2005. This does not include contributions from our JV partners. A scoping study is underway on its Eau Claire gold deposit in Québec.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.